SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. --)*
(Name of Issuer)
Points International Limited
(Title of Class of Securities)
COMMON STOCK
(CUSIP Number)
73084310
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
D. JONATHAN MERRIMAN MERRIMAN CURHAN FORD & Co. 600 CALIFORNIA 9TH FLOOR SAN FRANCISCO, CALIFORNIA 94108 (415) 248-5600
August 8, 2006

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73084310
___________________________________________________________________________________
(1) Names of reporting persons
I.R.S. Identification Nos. of above persons (entities only)
Merriman Curhan Ford & Co.         95-4068105

___________________________________________________________________________________
(2) Check the appropriate box if a member of a group (see instructions)
(a)X.......................................................................................................
(b) .........................................................................................................

___________________________________________________________________________________ (3) SEC use only .................................................................................
___________________________________________________________________________________ (4) Source of funds (see instructions) WC
___________________________________________________________________________________ (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)....
___________________________________________________________________________________ (6) Citizenship or place of organization California
___________________________________________________________________________________ Number of shares beneficially owned by each reporting person with:...............................................
____________________________________________________________ (7)Sole Voting Power 4,952,500 SHARES
____________________________________________________________ (8)Shared Voting Power 0 SHARES
____________________________________________________________ (9)Sole Dispositive Power 4,952, 500SHARES
____________________________________________________________ (10)Shared Dispositive Power 0 SHARES
___________________________________________________________________________________ (11)Aggregate Amount Beneficially Owned by Each Reporting Person 4,952,500 SHARES
___________________________________________________________________________________ (12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
___________________________________________________________________________________ (13)Percent of Class Represented by Amount in Row (11) 5.3%
___________________________________________________________________________________
(14)Type of Reporting Person (See Instructions) BD................................
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CUSIP No. 73084310
___________________________________________________________________________________ (1) Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) D. Jonathan Merriman
___________________________________________________________________________________
(2) Check the appropriate box if a member of a group (see instructions)
(a)X.........................................................................................................
(b) .........................................................................................................

___________________________________________________________________________________ (3) SEC use only ......................................................................................
___________________________________________________________________________________ (4) Source of funds (see instructions) PF
___________________________________________________________________________________ (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)....
___________________________________________________________________________________ (6) Citizenship or place of organization California
___________________________________________________________________________________ Number of shares beneficially owned by each reporting person with:................................................
____________________________________________________________ (7)Sole Voting Power 2,757,200 SHARES
____________________________________________________________ (8)Shared Voting Power 0 SHARES
____________________________________________________________ (9)Sole Dispositive Power 2,757,200 SHARES
____________________________________________________________ (10)Shared Dispositive Power 0 SHARES
___________________________________________________________________________________ (11)Aggregate Amount Beneficially Owned by Each Reporting Person 2,757,200 SHARES
___________________________________________________________________________________ (12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
___________________________________________________________________________________ (13)Percent of Class Represented by Amount in Row (11) 2.9%
___________________________________________________________________________________
(14)Type of Reporting Person (See Instructions) IN..................................................
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CUSIP No. 73084310
___________________________________________________________________________________
(1) Names of reporting persons
I.R.S. Identification Nos. of above persons (entities only)
Phineus Voyager Fund   71-0869737

___________________________________________________________________________________
(2) Check the appropriate box if a member of a group (see instructions)
(a)X.........................................................................................................
(b) .........................................................................................................

___________________________________________________________________________________ (3) SEC use only ......................................................................................
___________________________________________________________________________________ (4) Source of funds (see instructions) WC
___________________________________________________________________________________ (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)....
___________________________________________________________________________________ (6) Citizenship or place of organization Delaware
___________________________________________________________________________________ Number of shares beneficially owned by each reporting person with:................................................
____________________________________________________________ (7)Sole Voting Power 171,500 SHARES
____________________________________________________________ (8)Shared Voting Power 0 SHARES
____________________________________________________________ (9)Sole Dispositive Power 171,500 SHARES
____________________________________________________________ (10)Shared Dispositive Power 0 SHARES
___________________________________________________________________________________ (11)Aggregate Amount Beneficially Owned by Each Reporting Person 171,500 SHARES
___________________________________________________________________________________ (12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
___________________________________________________________________________________ (13)Percent of Class Represented by Amount in Row (11) 0.2%
___________________________________________________________________________________
(14)Type of Reporting Person (See Instructions) PN..................................................
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CUSIP No. 73084310
___________________________________________________________________________________ (1) Names of reporting persons I.R.S. Identification Nos. of above persons (entities only)
Tamalpais Master Fund, Ltd. 98-0438376

___________________________________________________________________________________
(2) Check the appropriate box if a member of a group (see instructions)
(a)X.........................................................................................................
(b) .........................................................................................................

___________________________________________________________________________________ (3) SEC use only ......................................................................................
___________________________________________________________________________________ (4) Source of funds (see instructions) WC
___________________________________________________________________________________ (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)....
___________________________________________________________________________________ (6) Citizenship or place of organization Caymen Islands
___________________________________________________________________________________ Number of shares beneficially owned by each reporting person with:...............................................
____________________________________________________________ (7)Sole Voting Power 4,002,735 SHARES
____________________________________________________________ (8)Shared Voting Power 0 SHARES
____________________________________________________________ (9)Sole Dispositive Power 4,002,735 SHARES
____________________________________________________________ (10)Shared Dispositive Power 0 SHARES
___________________________________________________________________________________ (11)Aggregate Amount Beneficially Owned by Each Reporting Person 4,002,735 SHARES
___________________________________________________________________________________ (12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
___________________________________________________________________________________ (13)Percent of Class Represented by Amount in Row (11) 4.3%
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(14)Type of Reporting Person (See Instructions) CO..................................................
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CUSIP No. 73084310
___________________________________________________________________________________
(1) Names of reporting persons
I.R.S. Identification Nos. of above persons (entities only)
Tamalpais Management Group LP 20-3625315

___________________________________________________________________________________
(2) Check the appropriate box if a member of a group (see instructions)
(a)X.........................................................................................................
(b) .........................................................................................................

___________________________________________________________________________________ (3) SEC use only ......................................................................................
___________________________________________________________________________________ (4) Source of funds (see instructions) WC
___________________________________________________________________________________ (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)....
___________________________________________________________________________________ (6) Citizenship or place of organization Delaware
___________________________________________________________________________________ Number of shares beneficially owned by each reporting person with:................................................
____________________________________________________________ (7)Sole Voting Power 4,002,735 SHARES
____________________________________________________________ (8)Shared Voting Power 0 SHARES
____________________________________________________________ (9)Sole Dispositive Power 4,002,735 SHARES
____________________________________________________________ (10)Shared Dispositive Power 0 SHARES
___________________________________________________________________________________ (11)Aggregate Amount Beneficially Owned by Each Reporting Person 4,002,735 SHARES
___________________________________________________________________________________ (12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
___________________________________________________________________________________ (13)Percent of Class Represented by Amount in Row (11) 4.3%
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(14)Type of Reporting Person (See Instructions) PN..................................................
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Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock of Points International Ltd., a Canadian corporation (the "Company"). The principal executive office of the Company is located at 800-179 John Street, Toronto, Ontario, Canada M5T 1X4.

This Schedule 13D is being filed pursuant to Section 13(D) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder (the "Exchange Act”).

Item 2. Identity and Background

This Schedule 13D is being filed by Merriman Curhan Ford & Co., a California Corporation and registered broker-dealer, D. Jonathan Merriman, an individual, Phineus Voyager Fund LP (the “Voyager Fund”), and Tamalpais Master Fund, Ltd. (the “Master Fund”) and its investment manager, Tamalpais Management Group LP (the “Investment Manager”) (collectively with the Phineus Voyager Fund LP, D. Jonathan Merriman and Merriman Curhan Ford & Co., the “Reporting Persons”). The principal executive offices Merriman Curhan Ford & Co., D. Jonathan Merriman, the Phineus Voyager Fund and Tamalpais Management Group LP are located at 600 California, 9th floor, San Francisco, CA 94108. The principle business of Phineus Voyager Fund LP is to invest in securities. Tamalpais Management Group LP is a Delware partnership that is the investment manager responsible for making decisions with respect to the Tamalpais Master Fund Ltd., a Cayman Island Corporation located at Clifton House, 75 Fort Street, PO BOX 190 GT, George Town, Grand Cayman, Cayman Islands. The principle business of the Master Fund is to invest in securities. D. Jonathan Merriman is an individual and Chief Executive Officer of Merriman Curhan Ford & Co.

During the past five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, the Reporting Persons have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As of the date hereof, the Reporting Persons may be deemed to beneficially own 11,884,235 shares.

The source of funds used to purchase the securities reported herein came from the Reporting Persons’ working capital and personal funds.

No borrowed funds were used to purchase the securities. The funds for the purchase of the shares by the Reporting Persons came from cash on hand totaling $7,942,451.

Item 4. Purpose of Transaction

The purpose of this Schedule 13D is to reflect the beneficial ownership of the Common Shares by certain of the Reporting Persons.

The Reporting Persons have acquired their Shares of the Issuer for investment purposes only. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Persons believe that Points International Ltd. is an undervalued property in the Internet media space, and that it would benefit all shareholders for the Company to implement a formal process to develop strategic partners in order to accelerate the Company’s growth. In the Reporting Persons’ opinion, the Company’s business model addresses a very large, unique first-mover opportunity and this opportunity would be embraced by other strategic partners. Currently, Interactive Corp. (“IAC”) has three board seats and is the only major strategic investor with a significant ownership position.

The Reporting Persons have been in contact and reserve the right to continue to be in contact with members of the Issuer’s management, the members of the Issuer’s Board of Directors, other significant shareholders and others regarding strategic alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose such as increasing shareholder value, and/or to recommend courses of action to the Issuer’s management, the Issuer’s Board of Directors, the Issuer’s shareholders and others.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, each of the Reporting Persons is deemed to be the beneficial owner of 11,834,235 shares of common stock. This represents approximately 12.7% of shares outstanding equal to 93,717,708 as reported in the Company’s latest Form 40-F as of December 31, 2005.

(b) The Reporting Persons have the sole power to vote, direct the vote, dispose of or direct the disposition of all 11,834,235 of the shares.

(c) Transactions for the 60 days prior to the date of this Schedule 13D are below:

See Exhibit A

(d) Not Applicable

(e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

NONE

Item 7. Material to be Filed as Exhibits.

Transactions for the last 60 days of the Reporting Persons are filed herewith as Exhibit A. A Joint Filing Agreement on behalf of the Reporting Persons is filed herewith as Exhibit B.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
...................................................................................................................... Date By: Merriman Curhan Ford & Co.
...................................................................................................................... Signature
/s/ D. Jonathan Merriman Name/Title: D. Jonathan Merriman, Chairman and Chief Executive Officer

By: D. Jonathan Merriman

...................................................................................................................... Signature
/s/ D. Jonathan Merriman Name/Title: D. Jonathan Merriman, an individual

By: Phineus Voyager Fund LP

...................................................................................................................... Signature
/s/ Michael Grant Name/Title: Michael Grant, Portfolio Manager

By: Tamalpais Master Fund Ltd.

...................................................................................................................... Signature
/s/ Steven Ledger Name/Title: Steven Ledger, Managing Partner
By: Tamalpais Management Group LP ...................................................................................................................... Signature
/s/ Steven Ledger Name/Title: Steven Ledger, Managing Partner

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit A

Transactions for Merriman Curhan Ford & Co.

Trade Date	Quantity	Price
6/8/2006	75,500	0.6512
6/9/2006	50,000	0.65
6/12/2006	25,000	0.6506
6/13/2006	39,677	0.64
6/14/2006	25,000	0.65
6/14/2006	7,500	0.63
6/14/2006	27,500	0.64
6/15/2006	20,000	0.66
6/15/2006	41,500	0.64
6/16/2006	(100,000)	0.63
6/16/2006	5,500	0.63
6/16/2006	44,500	0.64
6/16/2006	20,000	0.65
6/16/2006	10,500	0.68
6/16/2006	1,500	0.67
6/16/2006	8,000	0.66
6/19/2006	22,184	0.63
6/21/2006	17,000	0.63
6/21/2006	25,000	0.64
6/22/2006	90,000	0.62
6/22/2006	26,000	0.63
6/23/2006	(100,000)	0.63
6/23/2006	6,139	0.61
6/23/2006	2,500	0.61
6/23/2006	25,000	0.62
6/28/2006	(100,000)	0.59
6/28/2006	13,000	0.6
6/28/2006	12,000	0.598
6/28/2006	75,000	0.59
6/29/2006	(100,000)	0.595
6/29/2006	25,000	0.62
6/29/2006	16,000	0.62
6/29/2006	9,000	0.625
6/30/2006	2,500	0.61
6/30/2006	17,500	0.62
6/30/2006	20,000	0.63
7/7/2006	(244,500)	0.64
7/7/2006	4,000	0.68
7/7/2006	1,000	0.67
7/7/2006	25,000	0.65
7/7/2006	67,400	0.64
7/10/2006	9,500	0.67
7/11/2006	10,000	0.675
7/11/2006	11,500	0.65
7/11/2006	500	0.65
7/11/2006	20,000	0.66
7/12/2006	(398,084)	0.663
7/12/2006	10,000	0.669
7/12/2006	25,000	0.665
7/12/2006	25,000	0.664
7/12/2006	75,000	0.665
7/12/2006	25,000	0.667
7/13/2006	10,500	0.665
7/13/2006	10,000	0.669
7/13/2006	5,000	0.668
7/13/2006	33,000	0.66
7/13/2006	10,000	0.664
7/13/2006	25,000	0.665
7/13/2006	10,000	0.67
7/13/2006	10,000	0.689
7/14/2006	(17,500)	0.69
7/14/2006	(30,000)	0.681
7/14/2006	5,000	0.704
7/14/2006	25,000	0.7
7/14/2006	3,500	0.7
7/14/2006	25,000	0.665
7/17/2006	45,000	0.71
7/17/2006	20,000	0.72
7/17/2006	10,000	0.73
7/18/2006	10,000	0.74
7/18/2006	16,000	0.73
7/18/2006	4,000	0.72
7/18/2006	2,500	0.713
7/18/2006	2,500	0.72
7/19/2006	(100,000)	0.7
7/19/2006	54,184	0.71
7/19/2006	14,000	0.7
7/19/2006	30,000	0.72
7/19/2006	5,000	0.72
7/20/2006	2,500	0.71
7/20/2006	14,500	0.7
7/21/2006	25,000	0.7
7/21/2006	10,000	0.705
7/21/2006	10,000	0.715
7/24/2006	(100,000)	0.68
7/24/2006	24,000	0.685
7/24/2006	10,000	0.69
7/24/2006	5,000	0.71
7/24/2006	5,000	0.699
7/25/2006	15,000	0.685
7/25/2006	20,000	0.69
7/26/2006	2,000	0.65
7/26/2006	10,000	0.66
7/26/2006	8,200	0.67
7/26/2006	6,800	0.68
7/27/2006	7,000	0.69
7/27/2006	10,000	0.68
7/28/2006	1,000	0.69
7/31/2006	4,275	0.7
7/31/2006	5,725	0.69
8/1/2006	10,000	0.69
8/2/2006	(20,000)	0.7
8/2/2006	20,000	0.7
8/3/2006	(44,500)	0.7
8/4/2006	(40,500)	0.7
8/4/2006	20,000	0.714
8/4/2006	17,500	0.704

Transactions for D. Jonathan Merriman

Trade Date	Quantity	Price
6/20/2006	2,500.00	0.65
6/21/2006	10,000.00	0.65
6/21/2006	6,500.00	0.66
6/21/2006	8,500.00	0.66
6/22/2006	5,000.00	0.63
6/23/2006	5,000.00	0.61
6/23/2006	5,000.00	0.61
6/23/2006	5,000.00	0.615
6/23/2006	5,000.00	0.615
6/23/2006	5,000.00	0.62
6/23/2006	5,000.00	0.62
6/23/2006	5,000.00	0.62
6/23/2006	5,000.00	0.62
6/23/2006	5,000.00	0.62
6/23/2006	5,000.00	0.62
6/23/2006	2,500.00	0.62
6/23/2006	2,500.00	0.62
6/23/2006	25,000.00	0.63
6/26/2006	5,000.00	0.61
6/26/2006	5,000.00	0.61
6/26/2006	5,000.00	0.61
6/26/2006	10,000.00	0.61
6/27/2006	7,500.00	0.6
6/27/2006	500	0.605
6/27/2006	2,000.00	0.605
6/27/2006	500	0.605
6/27/2006	500	0.605
6/27/2006	500	0.604
6/27/2006	1,000.00	0.604
6/27/2006	5,000.00	0.604
6/27/2006	5,000.00	0.605
6/27/2006	5,000.00	0.605
6/27/2006	15,000.00	0.605
6/28/2006	5,500.00	0.59
6/28/2006	2,500.00	0.592
6/28/2006	5,000.00	0.592
6/28/2006	10,000.00	0.592
6/28/2006	5,000.00	0.592
6/28/2006	2,500.00	0.59
6/28/2006	25,000.00	0.59
6/28/2006	5,000.00	0.595
6/28/2006	5,000.00	0.595
6/28/2006	15,000.00	0.595
6/28/2006	23,500.00	0.6
6/28/2006	1,500.00	0.6
6/28/2006	5,000.00	0.605
6/28/2006	20,000.00	0.605
6/29/2006	5,000.00	0.62
6/29/2006	5,000.00	0.61
6/29/2006	2,500.00	0.605
6/29/2006	2,500.00	0.605
6/29/2006	5,000.00	0.6
6/29/2006	40,000.00	0.595
6/30/2006	3,500.00	0.66
6/30/2006	5,000.00	0.66
6/30/2006	2,000.00	0.64
6/30/2006	2,000.00	0.64
6/30/2006	2,500.00	0.64
6/30/2006	5,000.00	0.632
6/30/2006	5,000.00	0.632
7/5/2006	4,500.00	0.65
7/5/2006	500	0.65
7/5/2006	2,000.00	0.65
7/5/2006	4,000.00	0.65
7/5/2006	4,000.00	0.65
7/6/2006	2,500.00	0.65
7/6/2006	3,000.00	0.63
7/6/2006	5,000.00	0.64
7/24/2006	6,500.00	0.7
8/2/2006	5,000.00	0.71
8/2/2006	10,000.00	0.7
8/2/2006	10,000.00	0.7

Transactions for Phineus Voyager Fund LP: None in the last 60 days

Transactions for Tamalpais Master Fund LP:

Trade Date	Quantity	Price
6/16/2006	2,000	0.6672
6/23/2006	100,000	0.6202
6/23/2006	55,000	0.6148
6/26/2006	10,000	0.6169
6/28/2006	125,000	0.5987
6/28/2006	27,500	0.5987
6/29/2006	267,500	0.6077
6/29/2006	9,500	0.6186
6/30/2006	19,000	0.6642

Transactions for Tamalpais Management Group:

Trade Date	Quantity	Price
6/16/2006	2,000	0.6672
6/23/2006	100,000	0.6202
6/23/2006	55,000	0.6148
6/26/2006	10,000	0.6169
6/28/2006	125,000	0.5987
6/28/2006	27,500	0.5987
6/29/2006	267,500	0.6077
6/29/2006	9,500	0.6186
6/30/2006	19,000	0.6642

Exhibit B

The undersigned agree that this Schedule 13D dated August 7, 2006 relating to the Common Shares of the Company shall be filed on behalf of each of the undersigned

By: Merriman Curhan Ford & Co.
Its Chief Executive Officer

By: /s/ D. Jonathan Merriman
D. Jonathan Merriman

By: /s/ Phineus Voyager Fund LP
Its Portfolio Manager Michael Grant

By: /s/ Tamalpais Master Fund Ltd
Its Investment Manager by Steven Ledger

By: /s/ Tamalpais Management Group LP
Its General Partners by Steven Ledger